Exhibit 99.1

ATRenew Inc. Reports Unaudited First Quarter 2023 Financial Results

SHANGHAI, May 23, 2023 /PRNewswire/ -- ATRenew Inc. (“ATRenew” or the “Company”) (NYSE: RERE), a leading technology-driven pre-owned consumer electronics transactions and services platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Highlights

•
Total net revenues grew by 30.2% to RMB2,871.8 million (US$418.2 million) from RMB2,206.5 million in the first quarter of 2022.
•
Loss from operations was RMB67.6 million (US$9.8 million), compared to RMB134.8 million in the first quarter of 2022. Adjusted income from operations (non-GAAP)1 was RMB44.4 million (US$6.5 million), compared to RMB3.9 million in the first quarter of 2022.
•
Number of consumer products transacted2 was 7.9 million, compared to 8.4 million in the first quarter of 2022.

Mr. Kerry Xuefeng Chen, Founder, Chairman, and Chief Executive Officer of ATRenew, commented, “We are delighted to announce that our year-over-year topline growth exceeded 30% as we recorded revenues of RMB2,871.8 million. As business, offline retail, and logistics began to normalize, consumer mindset of AHS Recycle as the go-to brand for recycling drove a rebound in our 1P orders. Bolstered by our deep roots in pre-owned consumer electronics, we continued to build the competitive moat formed by our storefront-based fulfillment network and intelligent supply chain. At the same time, we further explored a variety of new recycling categories and maintained our focus on benefitting users through supply chain efficiency optimizations. Looking ahead, we will strive to improve the accessibility of our hassle-free recycling services while executing on our long-term mission ‘to give a second life to all idle goods’. We remain committed to promoting the development of circular consumption and creating greater social and commercial value.”

Mr. Rex Chen, Chief Financial Officer of ATRenew, added, “We continued to make progress on our path to profitability during the first quarter of 2023. Non-GAAP operating income reached a new record of RMB44.4 million, representing an adjusted operating margin of 1.5%. We have benefitted from our automated quality inspection system, which has further enhanced our efficiency. Through the integration of industry-leading AI and big data algorithms, we have realized disassembly-free X-ray product testing and achieved optimal pricing of pre-owned electronics, helping us successfully manage quality inspection errors and minimize return losses. As a result, non-GAAP fulfillment expense as a percentage of total revenues was reduced to 9.1% compared to 12.8% in the same period of 2022. Going forward, we will continue to optimize cost efficiency and demonstrate our value to steadily grow our profits, and we remain committed to rewarding our shareholders through our share repurchase program.”

1. See “Reconciliations of GAAP and Non-GAAP Results” for more information.

2. “Number of consumer products transacted” represents the number of consumer products distributed to merchants and consumers through transactions on the Company’s PJT Marketplace, Paipai Marketplace and other channels the Company operates in a given period, prior to returns and cancellations, excluding the number of consumer products collected through AHS Recycle; a single consumer product may be counted more than once according to the number of times it is transacted on PJT Marketplace, Paipai Marketplace and other channels the Company operates through the distribution process to end consumer.

First Quarter 2023 Financial Results

REVENUE

Total net revenues increased by 30.2% to RMB2,871.8 million (US$418.2 million) from RMB2,206.5 million in the same period of 2022.

•
Net product revenues increased by 34.9% to RMB2,575.2 million (US$375.0 million) from RMB1,908.9 million in the same period of 2022. The increase was primarily attributable to an increase in the sales of pre-owned consumer electronics both through the Company’s online and offline channels.
•
Net service revenues were RMB296.6 million (US$43.2 million), compared to RMB297.6 million in the same period of 2022, representing a decrease of 0.3%. This was primarily due to the lessened consignment business of Paipai Marketplace as the Company pivoted its strategic focus, which was partially offset by an increase in the service revenue generated from PJT Marketplace.

OPERATING COSTS AND EXPENSES

Operating costs and expenses were RMB2,941.4 million (US$428.3 million), compared to RMB2,352.5 million in the same period of 2022, representing an increase of 25.0%.

•
Merchandise costs were RMB2,252.1 million (US$327.9 million), compared to RMB1,640.0 million in the same period of 2022, representing an increase of 37.3%. This was primarily due to the growth in product sales.
•
Fulfillment expenses decreased by 10.1% to RMB266.4 million (US$38.8 million) from RMB296.2 million in the same period of 2022. The decrease was primarily due to (i) a decrease in operation center related expenses as the Company optimized its store and operation station networks, (ii) a decrease in share-based compensation expenses, and (iii) a decrease in logistics expenses benefiting from the reduction of unit cost.
•
Selling and marketing expenses decreased by 2.9% to RMB299.0 million (US$43.5 million) from RMB307.8 million in the same period of 2022. The decrease was primarily due to a decrease in share-based compensation expenses, which was partially offset by the increases in marketing expenses and office related expenses mainly composed of travelling expenses in relation to business development.
•
General and administrative expenses were RMB76.4 million (US$11.1 million), compared to RMB45.0 million in the same period of 2022, representing an increase of 69.8%, primarily due to an increase in professional service and consulting fees.
•
Technology and content expenses decreased by 25.4% to RMB47.4 million (US$6.9 million) from RMB63.5 million in the same period of 2022. The decrease was primarily due to the changes in technological personnel cost relating to platforms as the Company’s platforms matured.

LOSS FROM OPERATIONS

Loss from operations was RMB67.6 million (US$9.8 million), compared to RMB134.8 million in the same period of 2022.

Adjusted income from operations (non-GAAP)1 was RMB44.4 million (US$6.5 million), compared to RMB3.9 million in the same period of 2022.

NET LOSS

Net loss was RMB50.0 million (US$7.3 million), compared to RMB161.4 million in the same period of 2022. Adjusted net income (non-GAAP)1 was RMB50.1 million (US$7.3 million), compared to adjusted net loss of RMB35.8 million in the same period of 2022.

BASIC AND DILUTED NET LOSS PER ORDINARY SHARE

Basic and diluted net loss per ordinary share were RMB0.31 (US$0.04), compared to RMB0.99 in the same period of 2022.

Adjusted basic and diluted net income per ordinary share (non-GAAP)1 were RMB0.31 (US$0.04) and RMB0.30 (US$0.04), compared to negative RMB0.22 in the same period of 2022.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH, SHORT-TERM INVESTMENTS AND FUNDS RECEIVABLE FROM THIRD PARTY PAYMENT SERVICE PROVIDERS

Cash and cash equivalents, short-term investments and funds receivable from third party payment service providers were RMB2,502.7 million (US$364.4 million) as of March 31, 2023, as compared to RMB2,802.1 million as of December 31, 2022.

Business Outlook

For the second quarter of 2023, the Company currently expects its total revenues to be between RMB2,850.0 million and RMB2,950.0 million. This forecast only reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Recent Development

On December 9, 2022, ATRenew announced an extension of the Company's existing share repurchase program under which the Company may repurchase up to US$100 million of its shares for another twelve-month period starting from December 28, 2022, with all other terms remain unchanged. During the first quarter 2023, the Company repurchased 1,426,490 American depositary shares (“ADSs”) in the open market at an average price of US$2.91 per ADS, with a total cash consideration of US$4.1 million. As of March 31, 2023, the Company repurchased a total of 9,975,463 ADSs for approximately US$38.0 million under this share repurchase program.

On February 10, 2023, ATRenew announced that Ms. Shuangxi Wu had been appointed as a new member of the Company's board of directors, effective immediately, to fill in the vacancy arising from the resignation of Mr. Yanzhong Yao.

Conference Call Information

The Company’s management will hold a conference call on Tuesday, May 23, 2023 at 08:00 A.M. Eastern Time (or 08:00 P.M. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Access Code:	7263243

The replay will be accessible through May 30, 2023 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	2795571

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.atrenew.com.

About ATRenew Inc.

Headquartered in Shanghai, ATRenew Inc. operates a leading technology-driven pre-owned consumer electronics transactions and services platform in China under the brand ATRenew. Since its inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, addressing the environmental impact of pre-owned consumer electronics by facilitating recycling and trade-in services, and distributing the devices to prolong their lifecycle. ATRenew's open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Through its end-to-end coverage of the entire value chain and its proprietary inspection, grading, and pricing technologies, ATRenew sets the standard for China's pre-owned consumer electronics industry.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8676 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2023.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses adjusted income from operations, adjusted net (loss) income and adjusted net (loss) income per ordinary share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted income from operations is loss from operations excluding the impact of the impairment loss of deferred cost, intangible assets and goodwill, share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net (loss) income is net loss excluding the impact of the impairment loss of deferred cost, intangible assets and goodwill, share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effects of impairment loss of deferred cost and intangible assets and amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net (loss) income per ordinary share is adjusted net (loss) income attributable to ordinary shareholders divided by weighted average number of shares used in calculating net loss per ordinary share.

The Company presents non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. The Company believes that adjusted income from operations and adjusted net (loss) income help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that are included in loss from operations and net loss. The Company also believes that the use of non-GAAP financial measures facilitates investors’ assessment of the Company’s operating performance. The Company believes that adjusted income from operations and adjusted net (loss) income provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. The impairment loss of deferred cost, intangible assets and goodwill, share-based compensation expenses, amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effects of impairment loss of deferred cost and intangible assets and amortization of intangible assets and deferred cost resulting from assets and business acquisitions have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP financial measures for the period should not be considered in isolation from or as an alternative to loss from operations, net loss, and net loss attributable to ordinary shareholders per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. ATRenew may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ATRenew's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ATRenew's strategies; ATRenew's future business development, financial condition and results of operations; ATRenew's ability to maintain its relationship with major strategic investors; its ability to facilitate pre-owned consumer electronics transactions and provide relevant services; its ability to maintain and enhance the recognition and reputation of its brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ATRenew's filings with the SEC. All information provided in this press release is as of the date of this press release, and ATRenew does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

In China:

ATRenew Inc.

Investor Relations

Email: ir@atrenew.com

In the United States:

ICR LLC.

Email: atrenew@icrinc.com

Tel: +1-212-537-0461

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share and otherwise noted)

	As of December 31,	As of March 31,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,703,626	1,565,659	227,978
Short-term investments	782,230	644,280	93,814
Amount due from related parties, net	115,501	102,618	14,942
Inventories	433,467	583,398	84,949
Funds receivable from third party payment service providers	316,277	292,780	42,632
Prepayments and other receivables, net	539,077	608,165	88,556
Total current assets	3,890,178	3,796,900	552,871
Non-current assets:
Amount due from related parties, net, non-current	180,000	—	—
Long-term investments	219,583	493,334	71,835
Property and equipment, net	118,600	111,838	16,285
Intangible assets, net	544,650	474,535	69,098
Other non-current assets	95,744	87,638	12,761
Total non-current assets	1,158,577	1,167,345	169,979
TOTAL ASSETS	5,048,755	4,964,245	722,850
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	123,983	318,983	46,448
Accounts payable	73,335	84,552	12,312
Contract liabilities	195,369	89,584	13,044
Accrued expenses and other current liabilities	449,489	390,046	56,795
Accrued payroll and welfare	132,468	93,814	13,660
Amount due to related parties	47,604	38,016	5,536
Total current liabilities	1,022,248	1,014,995	147,795
Non-current liabilities:
Operating lease liabilities, non-current	33,523	23,682	3,448
Deferred tax liabilities	111,312	99,452	14,481
Total non-current liabilities	144,835	123,134	17,929
TOTAL LIABILITIES	1,167,083	1,138,129	165,724
TOTAL SHAREHOLDERS' EQUITY	3,881,672	3,826,116	557,126
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,048,755	4,964,245	722,850

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended,
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
Net revenues
Net product revenues	1,908,932	2,687,917	2,575,178	374,975
Net service revenues	297,572	293,256	296,616	43,191
Operating (expenses) income (1)(2)(3)
Merchandise costs	(1,640,022)	(2,370,546)	(2,252,121)	(327,934)
Fulfillment expenses	(296,220)	(274,927)	(266,386)	(38,789)
Selling and marketing expenses	(307,794)	(594,027)	(299,041)	(43,544)
General and administrative expenses	(44,958)	(76,605)	(76,440)	(11,131)
Technology and content expenses	(63,539)	(54,456)	(47,433)	(6,907)
Goodwill impairment loss	—	(1,819,926)	—	—
Other operating income (loss), net	11,241	(1,305)	2,036	296
Loss from operations	(134,788)	(2,210,619)	(67,591)	(9,843)
Interest expense	(1,003)	(1,078)	(811)	(118)
Interest income	1,724	2,961	7,952	1,158
Other loss, net	(38,623)	(13,678)	(570)	(83)
Loss before income taxes	(172,690)	(2,222,414)	(61,020)	(8,886)
Income tax benefits	13,113	71,476	11,860	1,727
Share of loss in equity method investments	(1,775)	(307)	(839)	(122)
Net loss	(161,352)	(2,151,245)	(49,999)	(7,281)
Net loss per ordinary share:
Basic	(0.99)	(13.23)	(0.31)	(0.04)
Diluted	(0.99)	(13.23)	(0.31)	(0.04)
Weighted average number of shares used in calculating net loss per ordinary share
Basic	162,576,959	162,569,309	163,827,229	163,827,229
Diluted	162,576,959	162,569,309	163,827,229	163,827,229
Net loss	(161,352)	(2,151,245)	(49,999)	(7,281)
Foreign currency translation adjustments	499	8,751	(10,530)	(1,533)
Total comprehensive loss	(160,853)	(2,142,494)	(60,529)	(8,814)

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended,
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
(1) Includes share-based compensation expenses as follows:
Fulfillment expenses	(14,763)	(15,665)	(5,507)	(802)
Selling and marketing expenses	(15,406)	(12,025)	(3,804)	(554)
General and administrative expenses	(16,583)	(21,940)	(18,999)	(2,766)
Technology and content expenses	(4,559)	(7,970)	(4,686)	(682)
(2) Includes amortization of intangible assets and deferred cost resulting from assets and business acquisitions as follows:
Selling and marketing expenses	(85,755)	(88,747)	(78,495)	(11,430)
Technology and content expenses	(1,580)	(1,580)	(482)	(70)
(3) Includes impairment loss of deferred cost, intangible assets and goodwill as follows:
Selling and marketing expenses	—	(271,114)	—	—
Technology and content expenses	—	(6,217)	—	—
Goodwill impairment loss	—	(1,819,926)	—	—

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended,
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
Loss from operations	(134,788)	(2,210,619)	(67,591)	(9,843)
Add:
Share-based compensation expenses	51,311	57,600	32,996	4,804
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	87,335	90,327	78,977	11,500
Impairment loss of deferred cost, intangible assets and goodwill	—	2,097,257	—	—
Adjusted income from operations (non-GAAP)	3,858	34,565	44,382	6,461
Net loss	(161,352)	(2,151,245)	(49,999)	(7,281)
Add:
Share-based compensation expenses	51,311	57,600	32,996	4,804
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	87,335	90,327	78,977	11,500
Impairment loss of deferred cost, intangible assets and goodwill	—	2,097,257	—	—
Less:
Tax effects of impairment loss of deferred cost and intangible assets and amortization of intangible assets and deferred cost resulting from assets and business acquisitions	(13,113)	(71,476)	(11,860)	(1,727)
Adjusted net (loss) income (non-GAAP)	(35,819)	22,463	50,114	7,296
Adjusted net (loss) income per ordinary share (non-GAAP):
Basic	(0.22)	0.14	0.31	0.04
Diluted	(0.22)	0.13	0.30	0.04
Weighted average number of shares used in calculating net loss per ordinary share
Basic	162,576,959	162,569,309	163,827,229	163,827,229
Diluted	162,576,959	169,321,970	169,151,003	169,151,003